Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

August 24, 2021

Division of Corporation Finance

Office of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Goldenstone Acquisition Limited Registration Statement on Form S-1 Filed June 21, 2021 File No. 333-257209

Dear SEC Officers:

On behalf of our client, Goldenstone Acquisition Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated June 29, 2021 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form S-1

Prospectus Summary

The Offering, page 8

1.	Your revised disclosure on page 15 and throughout that "[u]p to $600,000 of such loans may be convertible into units as a price of $10.00 per unit at the option of the lender" appears to be inconsistent with your disclosure on the same page and throughout that "up to $1,725,000 of such loans may be convertible into private units at a price of $10.00 per unit at the option of the lender." Please revise for clarity and consistency.

Response: Up to $600,000 of loans are for working capital purpose while up to $1,725,000 loans are used for extending the trust account. The disclosure on pages of 15, 22, 50 and 88 of the Amended S-1 has been revised in accordance with the Staff’s comment to “up to $600,000 of such working capital loans may be convertible into units as a price of $10.00 per unit at the option of the lender.”

Description of Securities

2.	Please revise to include a description of the private rights in this section.

Response: The disclosure of the private rights has been added to page 94 of the Amended S-1 in accordance with the Staff’s comment.

Exhibits

3.	Refer to your response to comment 5. Please ensure that the exclusive forum provision in the warrant agreement filed as Exhibit 4.5 states that it does not apply to actions arising under the Securities Act or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.

Response: Article 9.3 of Exhibit 4.5 has been revised in accordance with the Staff’s comment.

4.	We note that your Rights Agreement filed as Exhibit 4.6 identifies the courts of the State of New York or the United States District Court for the Southern District of New York as the exclusive forums for the validity, interpretation and performance of the Agreement. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the Rights Agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. In addition, please provide a risk factor that addresses this provision.

Response: Article 7.3 of Exhibit 4.6 has been revised in accordance with the Staff’s comment. A risk factor has been added to page 42 of the Amended S-1 in accordance with the Staff’s comment.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner